Exhibit 99.19

News Release

ANNOUNCEMENTS IN CONJUNCTION WITH

THERATECHNOLOGIES ANNUAL MEETING

Montreal, Canada – May 16, 2018 – Theratechnologies Inc. (TSX: TH) today held its annual meeting of shareholders.

As part of the meeting, shareholders proceeded to elect the Company’s Board of Directors for a one-year term and elected KPMG LLP, as auditors for the current fiscal year.

All candidates proposed for the position of directors were elected in the following proportion:

	# IN FAVOUR	% IN FAVOUR	ABSTENTION	% ABSTENTION
Gérald A. Lacoste	24,223,579	98.47	375,875	1,53
Dale MacCandlish-Weil	24,508,583	99.63	90,871	0.37
Paul Pommier	23,986,098	97.51	613,356	2.49
Dawn Svoronos	24,390,091	99.15	209,363	0.85
Jean-Denis Talon	24,389,887	99.15	209,567	0.85
Luc Tanguay	24,388,837	99.14	210,617	0.86

In addition to reviewing highlights from last year, both Ms. Svoronos and Mr. Luc Tanguay, respectively Chair of the Board and President and CEO of Theratechnologies, addressed people present at the meeting.

“As we celebrate our 25th anniversary, I am proud of what has been accomplished and the Board is very confident about what lies ahead for our Company. Theratechnologies has definitely entered a new era. Our Company is evolving and so will our Board of Directors which has already started reflecting on its composition and may eventually include one or two more members to bring additional competencies,” said Dawn Svoronos, Chair of the Board, Theratechnologies Inc.

“We focused our efforts during the last fiscal year to be ready for the greatly anticipated approval of Trogarzo™. We wanted to hit the ground running the minute we received the decision from the FDA. This is exactly what happened and we are seeing just important it was in terms of gaining reimbursement, and generating prescriptions,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy ageing and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Information:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800 ext. 236

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